Arf 5/31/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02022801

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAY 30 2002 WASH, D.C. 154

SEC FILE NUMBER
8- 37783

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2001 (MM/DD/YY) AND ENDING 03/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R. T. Jones Capital Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8151 Clayton Road, Second Floor

(No. and Street)

St. Louis, Missouri 63117

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert T. Jones (314) 993-2424

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Charles K. Moore, CPA

(Name – *if individual, state last, first, middle name*)

2900 S. Brentwood Blvd. Brentwood, Missouri 63144

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 05 2002
THOMSON FINANCIAL
P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Arf
5/31/2002

OATH OR AFFIRMATION

I, Robert T. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R. T. Jones Capital Equities, Inc., as of March 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

"NOTARY SEAL"
Jane A. Davidson, Notary Public
St. Louis County, State of Missouri
My Commission Expires 9/21/2004

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R. T. Jones Capital Equities, Inc.

Financial Statements and
Supplementary Schedules

March 31, 2002

R. T. Jones Capital Equities, Inc.

Table of Contents

CHARLES K. MOORE
CERTIFIED PUBLIC ACCOUNTANT

2900 S. Brentwood Blvd.
Brentwood, Missouri 63144
Office 314/918-9236
Fax 314/961-4425

Independent Auditor's Report

Board of Directors
R. T. Jones Capital Equities, Inc.
St. Louis, Missouri

I have examined the accompanying statement of financial position of R. T. Jones Capital Equities, Inc. as of March 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R. T. Jones Capital Equities, Inc. as of March 31, 2002, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of operating expenses on page 11 is presented for the purpose of additional analysis, and is not a required part of the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Charles K. Moore

Charles K. Moore
Certified Public Accountant
May 28, 2002

R. T. Jones Capital Equities, Inc.

Statement of Financial Position

March 31, 2002

Assets

Current assets:				
Cash	$	60,632		
Investment securities, at market (cost $132,472, unrealized gain $469)		132,941		
Accounts receivable		132,070		
Employee advances and other receivables		28,923		
Prepaid expenses		7,075		
Total current assets			$	361,641
Fixed assets		107,805		
Less: accumulated depreciation		(64,393)		
Net fixed assets				43,412
Other assets:				
Deposits		15,011		
Investment in Columbia Lakes Management, L.L.C.		137		
Total other assets				15,148
Total assets			$	420,201

See the Accountant's Report and the accompanying footnotes.

R. T. Jones Capital Equities, Inc.

Statement of Financial Position

March 31, 2002

Liabilities and stockholder's equity

Current liabilities:				
Accounts payable	$	19,969		
Commissions payable		84,898		
Due to affiliated company		11,576		
Income taxes payable		6,501		
Total current liabilities			$	122,944
Stockholder's equity:				
Common stock:				
Authorized 500 shares of $1.00 par value;				
issued and outstanding 500 shares		500		
Additional paid-in capital		72,300		
Retained earnings		224,457		
Total stockholder's equity				297,257
Total liabilities and stockholder's equity			$	420,201

See the Accountant's Report and the accompanying footnotes.

R. T. Jones Capital Equities, Inc.

Statement of Income

For the year ended March 31, 2002

Commission and fee income	$	2,080,885	100.0%
Operating expenses (page 11)		2,038,487	98.0%
Income from operations		42,398	2.0%
Investment (expense)		(2,350)	-0.1%
Income before taxes		40,048	1.9%
Income tax expense		13,685	0.6%
Net income	$	26,363	1.3%

See the Accountant's Report and the accompanying footnotes.

R. T. Jones Capital Equities, Inc.

Statement of Changes in Stockholder's Equity

For the year ended March 31, 2002

	Common Stock		Paid-in	Retained
	Shares	Amount	Capital	Earnings
Balance April 1, 2001	500	$ 500	$ 72,300	$ 198,094
Net income	-	-	-	26,363
Dividends paid	-	-	-	0
Balance March 31, 2002	500	$ 500	$ 72,300	$ 224,457

See the Accountant's Report and the accompanying footnotes.

R. T. Jones Capital Equities, Inc.

Statement of Cash Flows

For the year ended March 31, 2002

Cash flows provided by (used for) operating activities:		
Net income	$	26,363
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		21,483
(Increase) decrease in assets:		
Investment securities		(22,308)
Accounts receivable		(29,795)
Employee advances and other receivables		22,812
Prepaid expenses		(6,962)
Prepaid and refundable income taxes		7,184
Deposits and other assets		(88)
Increase (decrease) in liabilities:		
Accounts payable		(4,828)
Commissions payable		(34,654)
Due to affiliated company		11,328
Income taxes payable		6,501
Net cash (used for) operating activities		(2,964)
Cash flows from investing activities:		
Fixed asset acquisitions, net		(15,884)
Net cash (decrease)		(18,848)
Cash, beginning of year		79,480
Cash, end of year	$	60,632

See the Accountant's Report and the accompanying footnotes.

R. T. Jones Capital Equities, Inc.
Notes to Financial Statements
March 31, 2002

1. Summary of Significant Accounting Policies

Description of Business:

R. T. Jones Capital Equities, Inc. (the "Company") is a registered broker/dealer in securities. The Company was formed for the purpose of trading in and dealing with limited partnership units, stocks, bonds, and all other types of securities and for the purpose of the management of accounts as a registered investment advisor. The Company is an introducing broker who carries the accounts on a fully disclosed basis and does not hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from SEC Rule 15c3-3.

Revenue and Expense Recognition:

Income and expenses are recorded on the accrual basis of accounting. Commission revenue is recorded on a settlement day basis, generally the fifth business day following the transaction. The difference for generally accepted accounting purposes is not material.

Investment Securities:

Investment securities are marketable securities stated at fair market value, net of unrealized holding gains and losses. Interest and dividends are recognized in income when earned. Realized gains and losses are determined on the basis of the actual cost of the securities sold.

Accounts Receivable:

No allowance for doubtful accounts was considered necessary. In the opinion of management, all of the accounts receivable are considered to be realizable at the amounts stated as of March 31, 2002.

Fixed Assets:

Fixed assets are stated at cost. Depreciation is computed using accelerated tax methods for financial statement reporting and tax reporting. Depreciation expense for March 31, 2002 was $21,483.

Reporting Entity:

The Company is a wholly-owned subsidiary of R. T. Jones and Associates, Inc. There were no intercompany fees earned or incurred by the Company for the fiscal year March 31, 2002.

Income Taxes:

The Company filed a consolidated income tax return with its parent company. Income tax expense for March 31, 2002 was $13,685.

2. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. Under the rule, the Company's aggregate indebtedness cannot exceed 1500 percent of net capital. The Company's percentage of aggregate indebtedness to net capital was 98.8 percent as of March 31, 2002. The rule also requires that equity capital may not be withdrawn nor cash dividends paid if the Company's net capital would fail to equal 120 percent of the minimum dollar amount required. As of March 31, 2002, the Company had allowable net capital of $124,469 which was $116,274 in excess of the minimum required.

3. Related Party Transactions

Investment in Columbia Lakes Management, L.L.C.

The Other asset, Investment in Columbia Lakes Management, L.L.C., in the amount of $137 represents the Company's fifty percent interest in the management company that has a one percent interest in Columbia Lakes Development, L.L.C., a real estate development in Columbia, Illinois.

4. Concentration of Credit Risk

The Company maintains its cash balances at one financial institution in St. Louis, Missouri. The bank accounts are insured up to $100,000 by the Federal Deposit Insurance Corporation (FDIC). The Company had no uninsured cash balances as of March 31, 2002.

5. Employee Benefit Plans

The Company covers all qualified employees and their families under medical, disability and dental health insurance plans on a contributory basis with the Company paying for fifty percent of the employees' cost and none of the dependent cost.

All employees are covered by a defined contribution 401(k) plan. There was not any Company contribution made during the current fiscal year.

6. Lease Obligations

The Company executed a five-year lease on September 25, 2000. The lease payments commenced in December, 2000. The Company has one five-year renewal option available. The five-year option's basic rents have been agreed to be paid at the then current fair market rental rate being offered and accepted for new leases for comparable office space in comparable buildings in St. Louis County. In addition to basic rent the Company is obligated to pay its share of future operating cost and real estate tax increases based upon an agreed upon formula. The company is obligated to pay basic rent for its premises for the following amounts over the next four fiscal years:

March 31, 2003	114,007
March 31, 2004	115,255
March 31, 2005	116,503
March 31, 2006	78,224
	$ 423,989

Rent expense for March 31, 2002 in the amount of $82,737 was net of sublease rental income of $30,022.

R. T. Jones Capital Equities, Inc.

Schedule of Operating Expenses

For the year ended March 31, 2002

Operating expenses:		
Salaries and wages	$ 348,142	16.7%
Advertising and promotion	23,788	1.1%
Brokerage and clearing fees	73,999	3.6%
Commissions	1,172,993	56.4%
Communications	49,238	2.4%
Depreciation and amortization	21,483	1.0%
Insurance	47,721	2.3%
Licenses, taxes and fees	80,113	3.8%
Office supplies and expenses	32,211	1.5%
Other operating expenses	42,033	2.0%
Professional fees	27,119	1.3%
Rent expense, net	82,737	4.0%
Travel and entertainment	36,910	1.8%
Total operating expenses	$ 2,038,487	98.0%

See the Accountant's Report and the accompanying footnotes.

CHARLES K. MOORE
CERTIFIED PUBLIC ACCOUNTANT

2900 S. Brentwood Blvd.
Brentwood, Missouri 63144
Office 314/918-9236
Fax 314/961-4425

Supplementary Information Pursuant to SEC Rule 17a-5

My audit was made for the purpose of forming an opinion on the basic financial statement taken as a whole.

The information contained in the schedules in the following pages is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is stated fairly in all material respects in relation to the basic financial statements taken as a whole. The schedules present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Charles K. Moore

Charles K. Moore
Certified Public Accountant
May 28, 2002

R. T. Jones Capital Equities, Inc.

Computation of Net Capital

March 31, 2002

Net capital computation:		
Stockholder's equity		$ 297,257
Deductions and/or charges:		
Non-allowable assets:		
Management fees	$ 58,289	
Other receivables	28,923	
Prepaid expenses	7,075	
Fixed assets	43,412	
Deposits	15,011	
Investment in Columbia Lakes Management, L.L.C.	137	
		(152,847)
Haircuts on securities:		
Other securities	19,941	
		(19,941)
Net capital		$ 124,469

R. T. Jones Capital Equities, Inc.
Computation of Net Capital Requirement
and Schedule of Aggregate Indebtedness
March 31, 2002

Computation of Net Capital Requirement

Minimum net capital required (6 2/3 % of: aggregate indebtedness)	$	8,195
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of the above)	$	8,195
Excess net capital	$	116,274
Percentage of aggregate indebtedness to net capital		98.8%
Percentage of debt to debt-equity		N/A

Schedule of Aggregate Indebtedness

Accounts payable	$	19,969
Commissions payable		84,898
Due to affiliated company		11,576
Income taxes payable		6,501
Aggregate indebtedness	$	122,944

R. T. Jones Capital Equities, Inc.

Explanation of Audit Differences

March 31, 2002

Aggregate Indebtedness

Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 for March 31, 2002	$	101,576
Reconciliation items:		
Increase in Accounts payable		3,800
(Decrease) in Other liabilities		(509)
Increase in Due to affiliated company		11,576
Increase in Income taxes payable		6,501
Aggregate indebtedness as computed in this report	$	122,944

Net Capital

Net capital as reported by registrant in Part II of Form X-17A-5 for March 31, 2002	$	155,840
Reconciliation items:		
(Decrease) in income		(11,240)
(Increase) in expenses		(15,776)
(Increase) in non-allowable assets		(4,355)
Net capital as computed in this report	$	124,469

CHARLES K. MOORE
CERTIFIED PUBLIC ACCOUNTANT

2900 S. Brentwood Blvd.
Brentwood, Missouri 63144
Office 314/918-9236
Fax 314/961-4425

Report on Internal Accounting Control

Board of Directors
R. T. Jones Capital Equities, Inc.
St. Louis, Missouri

I have audited the financial statements of R. T. Jones Capital Equities, Inc. for the year ended March 31, 2002, and have issued my report thereon dated May 28, 2002. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of practices that are considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and procedures for determining compliance with exemptive procedures (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and documentation of differences required by Rule 17a-13 or (2) in complying with the requirement for prompt payment for securities under Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers nor perform custodial functions relating to customer securities.

The management of R. T. Jones Capital Equities, Inc. is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which R. T. Jones Capital Equities, Inc. has responsibilities are safeguarded against loss from unauthorized use or disposition, and that transactions are

executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the rise that they may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of R. T. Jones Capital Equities, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for it's purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe the R. T. Jones Capital Equities, Inc.'s practices and procedures were adequate at March 31, 2002 to meet the Commission's objectives.

At March 31, 2002, the Company was in compliance with the conditions of its exemption from Rule 15c3-3 and no facts came to my attention during my examination that indicated that such conditions has not been complied with during the period under review.

This report is intended solely for the use of management, the National Association of Securities Dealers, and the Securities and Exchange Commission, and should not be used for any other purpose.

Charles K. Moore

Charles K. Moore
Certified Public Accountant
May 28, 2002